September 9, 2025

John Pavelski
Chief Executive Officer
Carlyle Private Equity Partners Fund, L.P.
1001 Pennsylvania Ave., N.W.
Suite 220 South
Washington, D.C. 20004

        Re: Carlyle Private Equity Partners Fund, L.P.
            Registration Statement on Form 10-12G
            Filed May 2, 2025
            File No. 000-56746
Dear John Pavelski:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:   Rajib Chanda, Esq.